UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of December, 2005
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Material Change Report dated December 16, 2005	3-4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2005	Cameco Corporation
By:

“Gary M.S. Chad”

Gary M.S. Chad
Senior Vice-President, Governance,
Legal and Regulatory Affairs, and
Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 — Name and Address of Company
     Cameco Corporation (“Cameco”)
     2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3
Item 2 — Date of Material Change
     December 6, 2005
Item 3 — News Release
The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on December 6, 2005
Item 4 — Summary of Material Change
On December 6, 2005, Cameco agreed to sell its entire 6.7% interest in Energy Resources of Australia Limited (ERA), a uranium producer listed on the Australian Stock Exchange, subject to customary closing conditions. On December 12, 2005 the sale closed with Cameco receiving net proceeds (before tax) of $117 million in Australian dollars.
Item 5 — Full Description of Material Change
On December 6, 2005, Cameco agreed to sell its entire 6.7% interest in ERA, a uranium producer listed on the Australian Stock Exchange, subject to customary closing conditions. On December 12, 2005, the sale of Cameco’s 12.8 million ERA shares closed with Cameco receiving net proceeds (before tax) of $117 million in Australian dollars. After estimated taxes, Cameco’s net proceeds will be approximately $87 million in Canadian dollars, based upon current exchange rates. The impact on net earnings will be approximately $69 million in Canadian dollars after deducting the $18 million carrying value of the investment.
The ERA shares which were sold have not been and will not be registered under the US Securities Act of 1933, as amended, and cannot be offered or sold in the United States to any person absent registration or an applicable exemption from registration requirements. The information in this material change report shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.
Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.
     Not applicable.

Item 7 — Omitted Information
     Not applicable.
Item 8 — Executive Officer
     Gary M.S. Chad
     Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary
     Cameco Corporation
     (306) 956-6303
Item 9 — Date of Report
     December 16, 2005

4